Exhibit 99.1 Gold Fields Limited Reg. No. 1968/004880/06) (Incorporated in the Republic of South Africa) JSE, NYSE, DIFX Share Code: GFI ISIN Code:ZAE000018123 (“Gold Fields” or the “Company”) DEALING IN SECURITIES In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited ("the Listings Requirements") the Company hereby advises that a prescribed Officer of Gold Fields took ownership of his vested Performance Shares which were awarded in terms of the Gold Fields 2012 Share Plan (“Scheme”) as amended. Accordingly, the following trade is announced: Name of Director, Prescribed Officer, Director of Major subsidiary NA Chohan Nature of transaction On market sale of shares in terms of the above Scheme Class of Security Ordinary shares Nature of interest Direct and Beneficial Transaction Date 05/03/2024 Number of Shares traded 42,948 Number of Shares retained 0 Market Price per share R273.6509 Total Value R11,752,762.97 In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained. 6 March 2023 Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd